Valneva Announces Exclusive Vaccine Marketing and Distribution Agreement for Germany with CSL Seqirus

Saint-Herblain, France, June 26, 2025 – Valneva SE, (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced an exclusive agreement with CSL Seqirus, one of the world’s largest influenza vaccine companies, for the marketing and distribution of Valneva’s three proprietary vaccines in Germany.

Under the agreed terms, CSL Seqirus will start commercializing Valneva’s single-dose chikungunya vaccine IXCHIQ® from July 2025, and Valneva’s Japanese Encephalitis vaccine IXIARO® and cholera/ETEC1 vaccine DUKORAL® from January 2026. This new agreement with CSL Seqirus replaces the marketing and distribution agreement Valneva signed with Bavarian Nordic in 20212, which is due to conclude at the end of December 2025.

The new agreement will last for three years and include minimum annual purchasing quantities and standard termination clauses based on change of control and non-performance.

Dipal Patel, Chief Commercial Officer at Valneva, commented, “We are excited to join forces with CSL Seqirus to continue developing our commercial sales in Germany. CSL’s strong commercial presence in Germany will ensure seamless distribution of our vaccines in Europe’s largest travel vaccine market, which nicely complements our in-house commercial infrastructure focused on other key markets in Europe.”

Valneva’s product sales reached €48.6 million in the first quarter of 2025, including €42.8 million from its proprietary vaccines. The Company expects product sales to grow to €170-180 million in 2025, driving positive cash flows for its overall commercial business3.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

1DUKORAL® has an ETEC indication in some markets only
2 Valneva and Bavarian Nordic Announce Marketing and Distribution Partnership - Valneva
3 Valneva and Bavarian Nordic Announce Marketing and Distribution Partnership - Valneva

Valneva Media and Investor Relations Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to use and regulatory review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results or new adverse events, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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